SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (Rule 14d-100)
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            RELM WIRELESS CORPORATION
                       (Name of Subject Company (Issuer))

                        WIRELESS AGE COMMUNICATIONS, INC.
                        (Name of Filing Person (Offeror))

                     COMMON STOCK, PAR VALUE $.60 PER SHARE
                         (Title of Class of Securities)
                             -----------------------

                                   759525108
                      (CUSIP Number of Class of Securities)

                                  John Simmonds
                             Chief Executive Officer
                        Wireless Age Communications, Inc.
                                13980 Jane Street
                      King City, Ontario, Canada, L7B 1A3,
                            Telephone: (905) 833-0808
                            Facsimile: (905) 833-6942

            (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:
                               Travis Gering, Esq.
                              Wuersch & Gering, LLP
                          11 Hanover Square, 19th Floor
                            New York, New York 10005
                            Telephone: (212) 509-5050
                            Facsimile: (212) 509-9559

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation                                   Amount of Filing Fee
Not applicable*                                         Not Applicable*
--------------------------------------------------------------------------------

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

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|_|   Check the box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable           Filing Party: Not applicable
Form or Registration No.: Not applicable          Date Filed: Not applicable

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third-party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|_|   going-private transaction subject to Rule 13e-3.

|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

--------------------------------------------------------------------------------

WIRELESS AGE COMMUNICATION, INC. PROPOSES STRATEGIC TRANSACTION WITH RELM WIRELESS CORPORATION

Open Letter to the Relm Wireless Board of Directors.

On July 16, 2004, Wireless Age Communications, Inc., a company headquartered at 13980 Jane Street, King City, Ontario, Canada, L7B 1A3, delivered an open letter to the Board of Directors of Relm Wireless Corporation proposing a strategic transaction with Relm Wireless Corporation. The text of the letter follows:

July 16, 2004

VIA TELECOPIER

Board of Directors
Relm Wireless Corporation
7100 Technology Drive
West Melbourne, Florida 32904
Attention: Mr. George N. Benjamin, III, Mr. David P. Storey, Mr. Ralph R. Whitney Jr., Mr. James C. Gale, Mr. Donald F.U. Goebert and Mr. Randolph K. Piechocki

Re: Strategic Transaction

Gentlemen:

      Wireless Age Communications, Inc. ("Wireless Age") is pleased to advise the Board of Directors of Relm Wireless Corporation ("Relm Wireless") that, subject to completing confirmatory due diligence, Wireless Age is prepared to offer Relm Wireless shareholders the opportunity to receive two shares of Wireless Age common stock in exchange for each one share of Relm Wireless common stock. We believe that this proposal offers the shareholders of Relm Wireless the ability and the opportunity to participate in an enhanced future upside that may be associated with ownership in the combined entity. We are confident that the Relm Wireless shareholders will find this to be a very attractive opportunity. Assuming that we are able to successfully complete confirmatory due diligence in a timely manner, as well as negotiate and execute documentation reflecting mutually acceptable definitive terms and conditions for the transaction, Wireless Age looks forward to the potential of providing additional value to the Relm Wireless shareholders.

      We believe that Wireless Age through its contacts and relationships in the industry should be able to bring substantial incremental value to Relm Wireless shareholders through a combined entity structure.

      As you are already aware, we currently hold an approximate 8.5% ownership position in Relm Wireless, on an as converted basis, through our ownership of $2,250,000 subordinated convertible promissory notes.

      Wireless Age is a publicly traded company. It conducts its business through several subsidiaries: Wireless Age Communications Ltd., which is in the business of operating retail cellular and telecommunications outlets in cities in western Canada; Wireless Source Distribution Ltd. and Prime Wireless Corporation, which are in the business of distributing prepaid phone cards, LMR products, wireless accessories and various battery and ancillary electronics products in Canada. Wireless Age acquired Wireless Age Communications Ltd. on October 8, 2002, it acquired Prime Wireless Corporation on March 13, 2003 and it acquired Wireless Source Distribution Ltd. on September 19, 2003.

      We do not anticipate any material delay in the ability of Wireless Age to complete this transaction which we propose to structure as a combined exchange offer-merger transaction.

      In submitting this proposal, we have relied upon and assumed the accuracy of the information contained in Relm Wireless's filings with the SEC, and other public information available with respect to the Relm Wireless.

      On the basis of our review of the information contained in the most recent SEC filings of Relm Wireless, we believe our proposal offers opportunity for enhancement of Relm Wireless shareholder value. We recommend that the Relm Wireless Board of Directors take a constructive role on behalf of the Relm Wireless shareholders in working with Wireless Age to complete this transaction in a timely manner. Assuming the cooperation of Relm Wireless management and legal advisors, we believe the transaction can be completed within a reasonably short period of time. We do not anticipate any material regulatory or other hurdles to completing a transaction and, if any are identified by you, we are prepared to discuss these matters with you.

      Wireless Age's strong preference is to complete this transaction with the support of the Board of Directors of Relm Wireless. We encourage you to contact the undersigned or our counsel to move this process forward.

Regards,

WIRELESS AGE COMMUNICATIONS, INC.

By: /s/ John Simmonds
------------------------------------------
John Simmonds, Chief Executive Officer

THIS LETTER IS PUBLICLY DISCLOSED FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF RELM WIRELESS CORPORATION, INC. OR WIRELESS AGE COMMUNICATIONS, INC. WIRELESS AGE COMMUNICATIONS, INC. INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION TENDER OFFER DOCUMENTS WITH RESPECT TO THE PROPOSED TENDER OFFER. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL INCLUDE IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY WIRELESS AGE COMMUNICATIONS, INC. WITH THE SEC AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

This letter contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Wireless Age cannot provide assurances that the tender offer described in this letter will be successfully completed or that we will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; our ability to retain key management and employees; intense competition and our ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirement and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in Wireless Age's SEC filings. Wireless Age undertakes no obligation to update information contained in this release. For further information regarding risks and uncertainties associated with Wireless Age's business, please refer to the risks and uncertainties detailed from time to time in Wireless Age's SEC filings.

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